ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«20th» of July 2005 г. № 46-184

05010323

SUPPL

[hand over personally by courier]
Securities and Exchange Commissi
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the news bulletin published in "Interfax-AKI", on July, 19, 2005 with information on developments which may significantly affect the value of securities of a joint stock company. Please find enclosed English-language translation of the documents.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

A.N.Serebriakov

Deputy Head of
Securities Department

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
AUG - 5 2005
WASH. D.C. 199

dlw 8/9

Information on developments which may significantly affect the value of securities of a joint stock company«On acquisition by a joint stock company a share of participation in the charter capital of another profit-making organization, amounting to at least 5%»

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number	***INN 8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Full corporate name of the profit-making organization with a share of participation in the charter capital acquired by OJSC "Surgutneftegas": ***Limited Liability Company "Kondaneft"***;
2.2. Location of the said profit-making organization: ***pr. Naberezhny, 22, Surgut, Khanty-Mansiysky Autonomous Okrug – Yugra, Tyumenskaya Oblast, Russian Federation***
2.3. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization before change: ***0%***;
2.4. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization after change: ***100%***;
2.5. Date when the share of OJSC "Surgutneftegas" participation in the charter capital of the said organization changed: ***11.07.2005***.

3. Signature		
3.1. ***Acting Director General OJSC "Surgutneftegas"***	________________	***Nikolai I. Matveev***
3.2. Date 18 July 2005	Stamp	

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«20» июля 2005 г. № 46-187

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста информационного сообщения, опубликованного в ленте новостей «Интерфакс-АКИ» 19 июля 2005 года, о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к Антону Молчанову по телефону (7 095) 928 52 71 или к Андрею Серебрякову по телефону (7 3462) 42 63 41. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.

Приложение: на 1 листе в 1 экземпляре.

С уважением,

Заместитель начальника
управления ценных бумаг

А.Н. Серебряков

Никонова
(7 3462) 42 65 02